EXHIBIT 28(n) 25 UNDER FORM N-1A

EXHIBIT 99 UNDER ITEM 601/REG. S-K

CLASS R6 Shares Exhibit

To

Multiple Class Plan

(revised as of April 7, 2016)

1. Separate Arrangement And Expense Allocation

For purposes of Rule 18f-3 under the Act, the basic distribution and shareholder servicing arrangement of the Class R6 Shares will consist of:

(i)	sales and shareholder servicing by financial intermediaries to the following categories of investors (“Eligible Investors”):

•	An investor participating in a wrap program or other fee-based program sponsored by a financial intermediary;
•	An investor participating in a no-load network or platform sponsored by a financial intermediary where Federated has entered into an agreement with the intermediary;
•	A trustee/director, employee or former employee of the Fund, the Adviser, the Distributor and their affiliates; an immediate family member of these individuals, or a trust, pension or profit-sharing plan for these individuals;
•	An employer-sponsored retirement plan;
•	A trust institution investing on behalf of its trust customers;
•	An investor, other than a natural person, purchasing Shares directly from the Fund;
•	A Federated Fund;
•	An investor (including a natural person) who acquired R6 Shares pursuant to the terms of an agreement and plan of reorganization which permits the investor to acquire such Shares; and
•	In connection with an acquisition of an investment management or advisory business, or related investment services, products or assets, by Federated or its investment advisory subsidiaries, an investor (including a natural person) who (1) becomes a client of an investment advisory subsidiary of Federated or (2) is a shareholder or interest holder of a pooled investment vehicle or product that becomes advised or subadvised by a Federated investment advisory subsidiary as a result of such an acquisition other than as a result of a fund reorganization transaction pursuant to an agreement and plan of reorganization.

In connection with this arrangement, Class R6 Shares will bear the following fees and expenses:

Fees and Expenses	Maximum Amount Allocated R6 Shares
Sales Load	None
Contingent Deferred Sales Charge ("CDSC")	None
Shareholder Service Fee	None
Redemption Fee	None
12b-1 Fee	None
Other Expenses	Itemized expenses incurred by the Fund with respect to holders of Class R6 Shares.

2. Conversion and Exchange Privileges

For purposes of Rule 18f-3, Class R6 Shares have the following conversion rights and exchange privileges at the election of the shareholder:

Conversion Rights:	None
Exchange Privileges:	Class R6 Shares may be exchanged for Shares of any other Federated fund or share class that does not have a stated sales charge or a contingent deferred sales charge, except Federated Government Reserves Fund.

In any exchange, the shareholder shall receive shares having the same aggregate net asset value as the shares surrendered, after the payment of any redemption fees to the Fund. Exchanges to any other Class shall be treated in the same manner as a redemption and purchase.

Schedule of Funds

Offering CLASS R6 Shares

The Funds set forth on this Schedule each offer Class R6 Shares on the terms set forth in the Class R6 Shares Exhibit to the Multiple Class Plan.

Multiple Class Company Series

Federated Equity Funds
Federated Clover Small Value Fund
Federated InterContinental Fund
Federated Kaufmann Large Cap Fund

Federated Global Allocation Fund

Federated Institutional Trust
Federated Government Ultrashort Duration Fund

Federated MDT Series

Federated MDT Stock Trust

Federated Total Return Government Bond Fund

Federated Total Return Series, Inc.
Federated Total Return Bond Fund

Federated World Investment Series, Inc.

Federated International Leaders Fund